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                        NATIONSBANC MONTGOMERY SECURITIES LLC
                               600 Montgomery Street
                              San Francisco, CA 94111


                                  October 14, 1998





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20545


               Re: Scientific Learning Corporation (the "Company") Registration Statement No. 333-56545
                    Request for Withdrawal

Ladies and Gentlemen:

          Pursuant to Rule 477 of the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters for the proposed offering of securities to which the above-captioned Registration Statement on Form S-1 (SEC File No. 333-56545) (the "Registration Statement") relates, hereby joins in the Company's request to withdrawal the Registration Statement on the grounds that current market conditions do not support a public offering of the Registrants' Common Stock at this time.

                         Very truly yours,

                         NATIONSBANC MONTGOMERY SECURITIES LLC
                         BANCAMERICA ROBERTSON STEPHENS
                         PACIFIC GROWTH EQUITIES, INC.


                    By:  /s/ REVELL HORSEY
                       -----------------------------------------------

                         NATIONSBANC MONTGOMERY SECURITIES LLC